ENDEAVOUR SILVER CORP.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, MAY 7, 2019

Shareholders of Endeavour Silver Corp. (the “Company”) are receiving this notification as the Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of meeting materials to its shareholders for its annual general meeting of shareholders to be held on Tuesday, May 7, 2019 (the “Meeting”).

Under Notice and Access, instead of receiving paper copies of the Company’s notice of meeting and information circular (“Information Circular”) for the Meeting (collectively, the “Meeting Materials”), shareholders are receiving this Notice and Access notification with information on how they may obtain a copy of the Meeting Materials electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Meeting Materials to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.

This notice serves as notice of meeting under section 169 of the Business Corporations Act (British Columbia).

Meeting Date, Location and Purposes

The Meeting will be held on Tuesday, May 7, 2019 at 10:00 a.m. (Vancouver time) at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, for the following purposes:

1.

Financial Statements and Auditor’s Report: to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2018, together with the report of the auditors thereon;

2.	Election of Directors: to elect seven directors of the Company for the ensuing year;

3.	Appointment of Auditor: to appoint KPMG LLP as auditor of the Company for the ensuing year and authorize the directors to fix their remuneration;

4.	Amendment of Performance Share Unit Plan: to approve Amendment No. 2 to the Company’s Performance Share Unit Plan; and

5.	Other Matters: to transact such other business as may properly come before the Meeting or any adjournment thereof.

For detailed information with respect to each of the matters in items 2, 3 and 4 above, please refer to the section bearing the corresponding heading in the Information Circular.

THE COMPANY URGES SHAREHOLDERS TO REVIEW THE INFORMATION CIRCULAR BEFORE VOTING.

Accessing Meeting Materials Online

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States).

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The Meeting Materials for the Meeting are also available on the Company’s website at www.edrsilver.com/English/about-endeavour/annual-meeting and will remain on the website for one year until April 2, 2020.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials for the Meeting be sent to them by postal delivery at no cost to them for up to one year until April 2, 2020.

Shareholders may make their request without charge by email at info@edrsilver.com or by calling toll free number 1-877-685-9775 (Canada and United States) or at +1-604-685-9775.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting date, shareholders must request printed copies at least five business days (i.e. by April 26, 2019) in advance of the proxy deposit date and time set out in the accompanying proxy form. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting.

Voting Process

Registered Shareholders

Only shareholders of record at the close of business on March 13, 2019 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 3, 2019 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Non-registered shareholders

Non-Registered Holders should carefully follow the voting instructions of their intermediaries and their service companies, including instructions regarding when and where a voting instruction form is to be delivered.

Questions

Shareholders with questions about Notice and Access and the information contained in this notification or require assistance in completing the Proxy form may contact Galina Meleger, Director of Investor Relations of the Company, at info@edrsilver.com or by calling toll free number 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775.

Dated as of the 20th day of March, 2019.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO

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